                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 14D-1

           Tender Offer Statement Pursuant to Section 14(d)(1) of the
                        Securities Exchange Act of 1934

                                Amendment No. 2
                                ---------------

                               ALFA LEISURE, INC.
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                       (Name of Subject Company [Issuer])

                                JOHNNIE R. CREAN
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                                    (Bidder)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                    015394109
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                      (CUSIP Number of Class of Securities)

                           Karen Nicolai Winnett, Esq.
                        Oppenheimer Wolff & Donnelly LLP
               500 Newport Center Drive, Suite 700, Newport Beach,
                         California 92660; 949/719-6000
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       (Name, Address and Telephone Number of Person Authorized to Receive
                 Notices and Communications on Behalf of Bidder)


                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
          Transaction                            Amount of filing fee
      valuation* $357,132                               $105.35
--------------------------------------------------------------------------------

* Transaction valuation was calculated in accordance with Rule 0-11(d) by multiplying the number of shares proposed to be acquired (714,264 shares) by the amount of cash to be paid for the shares ($.50 per share).

    [ ] Check box if any part of the fee is offset as provided by Rule
        0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $105.35
                        --------------------------------------------------------
Form or Registration Number:  Schedule 14D-1 File No. 5-18171
                            ----------------------------------------------------
Filing Party:    Johnnie R. Crean
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Date Filed:     April 30, 1998
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1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
       Person:

               Johnnie Robert Crean;  Social Security No. ###-##-####
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2)     Check the Appropriate Box if a Member of a Group (See Instructions)

       [ ]  (a)
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       [ ]  (b)
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3)     SEC Use Only
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4)     Source of Funds (See Instructions):  00

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5)     [ ]  Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(e) or 2(f).

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6)     Citizenship or Place of Organization:  United States
                                             -----------------------------------

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7)     Aggregate Amount Beneficially Owned by Each Reporting
       Person:  2,378,408 shares
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8)     [ ] Check if the Aggregate Amount in Row 7 Excludes Certain Shares
           (See Instruction).

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9)     Percent of Class Represented by Amount in Row 7:  78.2%
                                                         -----------------------

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10)    Type of Reporting Person (See Instructions):  IN
                                                     ---------------------------

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Item 1. Security and Subject Company

       (a) The name of the subject company is Alfa Leisure, Inc. ("Company") and the address of its principal office is 13501 5th Street, Chino, California 91710.

       (b) The class of equity securities being sought is common stock, no par value ("Common Stock"). On April 30, 1998, the total number of outstanding shares of Common Stock was 3,039,872. A total of 714,264 shares are being sought at a cash purchase price of $.50 per share (the "Shares").

       (c) The Common Stock is traded in the over-the-counter market, however, there is currently no established public trading market for the shares and the Common Stock has not been quoted in the National Quotation Bureau's "pink sheets" since 1987.

Item 2. Identity and Background.

       (a) The name of the person filing this statement is Johnnie R. Crean ("Purchaser")

       (b) The business address of the Purchaser is 13501 5th Street, Chino, California 91710

       (c) The present principal occupation and employment of the Purchaser is as Chairman of the Board and President of the Company. The address of the Company is 13501 5th Street, Chino, California 91710.

       (d) Purchaser has been employed as the Company's Chairman of the Board and President since December 29, 1986, at the principal business address set forth in (b) above. Purchaser founded Alfa Leisure, Inc., a California corporation ("Alfa-California") in March 1975 and served as president and director of Alfa-California from that time until its merger into the Company on December 29, 1986. Purchaser also served as president and director of Alfa Leisure of Louisiana, Inc., a California corporation ("Alfa-Louisiana"), from its organization in October 1985 to the time of its merger into the Company in December 29, 1986.

       (e) During the last five years, Purchaser has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (f) During the last five years, Purchaser was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of such laws.

       (g) Purchaser is a citizen of the United States.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company

       (a) The Company leases its manufacturing facilities and executive offices from Hercules Land Holding, Inc., a California corporation of which Mr. Crean is the sole shareholder. The Company pays monthly rent of $12,932 pursuant to a five (5) year lease with three (3) options to extend for three (3) years each. The lease provides the Company with the option to acquire the property and facilities at any time during the lease term at the market value as determined by appraisal by an MAI certified appraiser. Based on an informal market survey, the Company believes that the monthly rental rate for the property and facilities is consistent with local market rates. Prior to the acquisition of the property and facilities


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
by Hercules Land Holding, Inc., Mr. Crean had leased the property and facilities for $8,324 per month pursuant to a December 19, 1980 lease and subleased the property to the Company. During the fiscal year ended April 30, 1997 and 1996, the Company paid lease payments of $13,065 and $11,977 per month, respectively, to Mr. Crean.

       Mr. Crean borrows money from and repays money to the Company from time to time. During the fiscal years ended April 30, 1997 and 1996, the largest amounts of money which Mr. Crean owed to the Company on any one date were $439,792 and $402,390, respectively. A portion of Mr. Crean's obligation to the Company is represented by an unsecured promissory note in the amount of $402,390 which bears interest at the rate of nine percent (9%) per annum. It is anticipated that the amount of Mr. Crean's indebtedness to the Company will fluctuate during fiscal year 1998.

       The Company has collateralized Mr. Crean's personal indebtedness of $184,000 to a third party lender with a deed of trust on a 1.4 acre lot which is used as the parking lot for the Company's Chino, California manufacturing facility. Mr. Crean transferred this property to the Company in 1989 subject to the existing debt which was structured on an interest only basis.

       Purchaser has personally guaranteed the Company's $2,000,000 line of credit with Merlin Financial, Inc. Purchaser's personal guaranty of the Company's Promissory Note dated March 31, 1992 is secured by a pledge of all of Purchaser's shares of Common Stock and by Purchaser's interest in the above-referenced lease for the Company's facilities in Chino, California.

       (b) No contacts, negotiations, or transactions have occurred since the commencement of the Company's third full fiscal year preceding the date of this Schedule between Purchaser and the Company or its affiliates concerning: a merger, consolidation or acquisition; a tender offer, or other acquisition of securities; an election of directors; or a sale or other transfer of a material amount of assets.

Item 4. Source and Amount of Funds or Other Consideration.

       (a) The total amount of funds necessary for purchase of the maximum number of Shares for which the tender offer is made, plus the fees and expenses of the tender offer, is estimated to be approximately $372,632. Purchaser intends to borrow the consideration for the purchase of tendered shares from Merlin Financial, Inc., the Company's principal lender.

       (b) The Purchaser will sign a one-year promissory note for the borrowed funds in favor of Merlin Financial, Inc. which will bear interest at the rate of eight percent (8%) per annum.

              The Purchaser intends to repay this borrowing with future income.

       (c) Not applicable.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

       The purpose of the subject tender offer by the Company's principal shareholder is the furtherance of the Purchaser's plan to increase his percentage ownership of the Company's Common Stock.


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
         (a) There are no plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger reorganization or liquidation, involving the Company or its subsidiaries.

         (b) There are no plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

         (c) There are no plans or proposals which relate to or would result in any change in the present board of directors or management of the Company including, but not limited to, any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board. Purchaser is currently the Company's principal shareholder and currently controls 78.2% of the outstanding Common Stock.

         (d) There are presently no plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Company. Notwithstanding the foregoing, following the tender offer, Purchaser may seek to further increase his percentage ownership of the Company by requesting that the Company effect a reverse split of its outstanding stock or through other means.

         (e) There are no plans or proposals which relate to or would result in any other material change in the Company's corporate structure or business.

         (f) There are no plans or proposals which relate to or would result in a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

         (g) There are no plans or proposals which relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended ("Act"). Registration of the Company's Common Stock under the Act, may be terminated upon application by the Company to the Securities and Exchange Commission because the Company has less than $10,000,000 in assets. Purchaser does not presently intend to cause the Company to terminate its registration under the Exchange Act but may consider doing so in the future.

Item 6. Interest in Securities of the Subject Company.

       (a) Purchaser is the beneficial owner of a total of 2,378,408 shares of the Company's Common Stock representing 78.2% of the total number of outstanding shares. This number includes 52,800 shares of Common Stock held by trusts for the benefit of Purchaser's family, of which he is the trustee or a co-trustee.

       (b) During the past 60 days, the following transactions in the Company's Common Stock were effected by Purchaser:

       On April 24, 1998, Purchaser purchased 12,000 shares of Common Stock from a stockholder of the Company who is not an affiliate of Purchaser or the Company at a purchase price of $.50 per share. The purchase was made at the request of the stockholder.

       On April 27, 1998, Purchaser purchased 23,000 shares of common stock from a stockholder of the Company who is not an affiliate of Purchaser or the Company at a purchase price of $.50 per share. The purchase was made at the request of the stockholder.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

       On March 31, 1992, the Company obtained a line of credit in the amount of $2,000,000 (the "Loan") from Merlin Financial, Inc., a Nevada corporation ("Merlin"). This Loan is guaranteed by Purchaser. The use of proceeds of the Loan was restricted to the following: (1) up to $550,000 to Purchaser and any other existing secured lenders to pay off all existing secured loans, (2) payments to unsecured trade creditors as determined by the Company, (3) fire insurance upon the assets and business naming Merlin as a loss payee with coverage equal to the replacement cost of the assets and business interruption insurance sufficient to pay Merlin as well as other vendors necessary to continue operations of the Company's business for six months, (4) reimbursement to Merlin of all attorneys' fees paid by Merlin in respect of the Loan and (5) the balance for working capital of the Company.

       The Loan is payable upon demand by Merlin pursuant to a 90 day written notice. The Company has received a written representation from Merlin that a demand for principal payment will not be made through the end of fiscal year 1998. The interest rate on the Loan is the Bank of America prime plus 1%, or such lesser rate permitted by California law. Interest is payable monthly on the outstanding principal and any unpaid interest is added to the Loan principal. Any default by the Company in repayment of the Loan entitles Merlin to demand immediate repayment of the Loan balance and to pursue all remedies available.

       The Loan is intended to serve as a line of credit and the Company is obligated to reduce the principal balance as much and as frequently as possible and as Merlin may instruct from time to time. The security for the Loan is a first priority lien on all of the Company's assets, both tangible and intangible, as well as the personal guarantee of Purchaser. Purchaser's guarantee is secured by the pledge of all of his shares of Common Stock and by the assignment of his interest in the Company's Chino facility lease.


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

Item 8. Persons Retained, Employed or to Be Compensated.

       The Purchaser intends to retain agents who may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee shareholders to forward the tender offer materials to beneficial owners. These agents will be compensated for services relating to the tender offer on an hourly basis and will be reimbursed for certain out-of-pocket expenses.

       The Purchaser will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the tender offer. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

Item 9. Financial Statements of Certain Bidders.

       Not applicable.

Item 10. Additional Information.

       (a) There are no present or proposed material contracts, arrangements, understandings or relationships between the Purchaser and the Company or any of its executive officers, directors, controlling persons or subsidiaries (other than the contracts, arrangements or understandings required to be disclosed pursuant to Items 3 or 7 of this Schedule).

       (b) Sections 13(e)(3) and 14(d)(1) of the Securities and Exchange Act of 1934 which are applicable to the tender offer requires that Purchaser file Schedules 13E-3 and 14D-1. California Corporations Code Section 1203(a), applicable to the Company by reason of its business location and the residence of its principal shareholder, requires that materials for a tender offer made by a person who controls a corporation with more than 100 shareholders of record include the opinion of an unaffiliated person engaged in the business of advising others as to the value of properties, businesses or securities with respect to the fairness of the consideration to the shareholders.

       (c) Not applicable.

       (d) Not applicable.

       (e) There are no material pending legal proceedings related to the tender offer.

       (f) None.

Item 11. Material to be Filed as Exhibits.

       (a) Offer to Purchase and Letter of Transmittal.

       (b) Form of Promissory Note incorporated by reference to Schedule 14D-1 filed by Purchaser on April 30, 1998.

       (c) Loan Agreement, Promissory Note, Security Agreement, UCC-1, Assignment of Sublease, Certificate of Borrower, Guaranty, Pledge Agreement, Escrow Letter, Lease Assignment and Stock Assignment Separate From Certificate incorporated by reference to Schedule 14D-1 filed by Purchaser on May 12, 1994, Exhibit 11(c).

       (d) None.


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       (e)     Not applicable.

       (f)     None.


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                                   SIGNATURES

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 1998


                                          /s/ Johnnie R. Crean
                                          --------------------------------------
                                              JOHNNIE R. CREAN


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                                 EXHIBIT INDEX
                                 -------------

EXHIBIT
NUMBER              DESCRIPTION
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11(a)               Offer to Purchase and Letter of Transmittal.

11(b)               Form of Promissory Note incorporated by reference to
                    Schedule 14D-1 filed on April 30, 1998, Exhibit 11(b).

11(c) Loan Agreement, Promissory Note, Security Agreement, UCC-1, Assignment of Sublease, Certificate of Borrower, Guaranty, Pledge Agreement, Escrow Letter, Lease Assignment and Stock Assignment Separate From Certificate incorporated by reference to schedule 14D-1 filed by Purchaser on May 12, 1994, Exhibit 11(c).